Exhibit 1.01

Conflict Minerals Report

UQM Technologies, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2015 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is April 12, 2016.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to UQM Technologies, Inc. and its consolidated subsidiaries. As used herein, “3TG” is tantalum, tin tungsten and gold, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) the accuracy and reliability of the information we receive and (3) political, legal and regulatory developments, whether in the Democratic Republic of the Congo and adjoining countries (the “DRC Region”), the United States or elsewhere. The term “adjoining countries” has the meaning contained in the Conflict Minerals Rule. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to Our Company

UQM Technologies develops, manufactures and sells power dense, high efficiency electric motors, generators, power electronic controllers and fuel cell compressors for the commercial truck, bus, automobile, marine and military markets. Our primary focus is incorporating our advanced technology as propulsion systems for electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles, delivering the heart of the electric vehicle.  We are required to make a filing pursuant to the Conflict Minerals Rule because we manufacture products where 3TG is necessary to the functionality or production of such products.

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While most of our products are in-scope for purposes of the Conflict Minerals Rule, 3TG generally constitutes only a small portion of the materials in such products.  For 2015, we estimate that less than 2% of our bills of material were in-scope for purposes of the Conflict Minerals Rule.

We do not directly source any 3TG from mines, smelters or refiners, and believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream suppliers. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying suppliers upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that we are in compliance with the Conflict Minerals Rule and that our suppliers meet the expectations of our Conflict Minerals Policy, which is discussed below.

Our Conflict Minerals Policy and Operational Procedures

We take seriously our compliance obligations under the Conflict Minerals Rule. Therefore, we have adopted and communicated to selected personnel, our suppliers and the public a policy regarding the supply of 3TG for products that we manufacture or contract to manufacture (the “Conflict Minerals Policy”).

The Conflict Minerals Policy and operational procedures includes, but is not limited to, our expectations that the suppliers of components for products that we manufacture or for products that we contract with them to manufacture:

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Promptly, completely and accurately respond to our informational requests with respect to any 3TG that is necessary to the functionality or production of such products, including by completing and delivering the Conflict-Free Sourcing Initiative (the “CFSI”) Conflict Minerals Reporting Template (the “Survey”) or similar survey when asked to do so.

•	Determine whether there is any 3TG in any such products, survey their upstream suppliers regarding the ultimate source of any such 3TG, and verify and document such information.
•	Implement policies and management systems to support compliance with these expectations, and require their upstream suppliers to adopt similar policies and systems.
•	Cooperate in the event we determine that any further inquiry or due diligence is required or advisable with respect to the source of 3TG in any such products.

Reasonable Country of Origin Inquiry Information

As part of our reasonable country of origin inquiry, we requested that all direct suppliers of products that we determined to potentially be in-scope for 2015 provide us with the origin of the 3TG in the products sourced from them.   Prior to beginning our reasonable country of origin inquiry, the Conflict Minerals Working Group (as defined below) determined which of our products were in-scope for purposes of the Conflict Minerals Rule through our degree of influence over the products’ manufacture and product specifications, bills of material, visual inspection, supplier inquiries and other information known to us.

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The products that we determined to be potentially in-scope for 2015, and the related 3TG and direct suppliers, are discussed in this Conflict Minerals Report and those suppliers are referred to herein as the “Suppliers.”

For 2015, none of the Suppliers identified smelters and refiners as having processed the necessary 3TG contained in our in-scope products covered by this Conflict Minerals Report.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2015 with respect to a portion of the 3TG in our in-scope products.  These due diligence efforts are discussed below.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

None of our in-scope products were determined by us to contain necessary 3TG that directly or indirectly financed or benefitted armed groups in the DRC Region.  However, we did not conclude that any of our products covered by this Conflict Minerals Report were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our products are responsibly sourced.  The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2015 are discussed under “Due Diligence Program Execution on Products Manufactured or Contracted to be Manufactured During 2015.”

1.	OECD Guidance Step One: “Establish strong company management systems”
a.	We have adopted the Conflict Minerals Policy. The Conflict Minerals Policy is posted on our website and distributed electronically to selected employees and suppliers.

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b.

We have an internal team tasked with managing our Conflict Minerals Policy and 3TG compliance strategy (the “Conflict Minerals Working Group”). The following internal functional areas at the corporate level are represented on the Conflict Minerals Working Group: legal; accounting; and production. Such representatives generally include personnel from legal, accounting, quality, compliance, product management, project management, and procurement. The Conflict Minerals Working Group and selected members of corporate senior management, including our President and Chief Executive Officer and our Chief Financial Officer, are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

c.

We utilize the Survey to identify smelters and refiners in our supply chain. The Survey requests suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts.

d.

We maintain business records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, on a computerized database where practicable, for at least five years.

e.	We have a website and telephone lines available for employees and other stakeholders to report violations of our Conflict Minerals Policy.
2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”
a.

We furnish the direct suppliers of products that we determine to potentially be in-scope with a link to the Survey, along with an introductory e-mail describing the Conflict Minerals Rule, our Conflict Minerals Policy and links to third-party materials containing additional information relating to the rule, and request that they complete the Survey within a specified timeline.

b.	We follow up by e-mail with all suppliers that do not respond to the request within the specified time frame.
c.

Members of the Conflict Minerals Working Group review the completed responses received from suppliers against written review criteria. We follow up by e-mail or telephone with all suppliers that submit an incomplete response, a response that triggers specified “red flags” or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We follow up with other suppliers where deemed appropriate by us.

d.	To the extent that a completed response identifies a smelter or refiner, we review this information against the list of “compliant” and “active” smelters

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and refiners published in connection with the CFSI’s Conflict-Free Smelter Program (“CFSP”).

e.	We review publicly available information, to the extent reasonably available, to try to determine the mine or location of origin of the 3TG from such smelter or refiner.
f.	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.
3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
a.	The Conflict Minerals Working Group reports the findings of its supply chain risk assessment to our executive management team.
b.	Our risk mitigation strategy contemplates a flexible response that is commensurate with the risks identified.
4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission.

Due Diligence Program Execution on Products Manufactured or Contracted to be Manufactured During 2015

We performed the following 3TG due diligence on applicable in-scope products manufactured by us or that were contracted to be manufactured for us during 2015.  These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.  For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.

We furnished the Suppliers with a link to the Survey, along with an introductory e-mail describing the Conflict Minerals Rule, our Conflict Minerals Policy and links to third-party materials containing additional information relating to the rule, and requested that they complete the Survey within a specified timeline.

2.	We followed up by e-mail with all Suppliers that did not respond to the request within the specified time frame.

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3.

We reviewed the completed responses received from the Suppliers. We followed up by e-mail or telephone with all Suppliers that submit an incomplete response, a response that triggers specified “red flags” or that otherwise provided a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where deemed appropriate by us.

4.	The Conflict Minerals Working Group reported the findings of its supply chain risk assessment to our executive management team.

Product Information; Smelter and Refiner Information

Most of our products were in-scope products for 2015 for purposes of the Conflict Minerals Rule.    For a further discussion of our products, see our Annual Report on Form 10-K.  The information contained in our Form 10-K is not incorporated by reference into the Form SD or this Conflict Minerals Report and should not be considered to be part of the Form SD or this Conflict Minerals Report.

We endeavored to determine the mine or location of origin of the 3TG contained in the in-scope products by executing the due diligence steps outlined above. However, despite these efforts, none of our direct suppliers identified smelters and refiners that processed the necessary 3TG contained in these in-scope products.

Further Risk Mitigation Efforts

We intend to take the following additional steps on in-scope products for 2016 to mitigate the risk that the 3TG contained in and necessary to the products we manufacture or contract to manufacture finance or benefit armed groups in the DRC Region:

1.	Encourage Suppliers that provided company level information for 2015 to provide product level information for 2016 through ongoing outreach with these Suppliers.
2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016.
3.	Monitor and encourage the continuing development and progress of traceability measures of Suppliers that indicated for 2015 that the source of 3TG was unknown or undeterminable.
4.

Communicate to new potentially in-scope suppliers our expectations with respect to 3TG, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Continue to refine our 3TG risk management strategy based on the results of our due diligence on products manufactured in 2015.

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All of the foregoing steps are in addition to the steps that we took with respect to in-scope products for 2015, which we intend to continue to take with respect to in-scope products for 2016 to the extent applicable.

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